Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and Prospectus for the registration of up to $450,000,000 in common stock, preferred stock, debt securities, warrants, purchase contracts, units and guarantees of debt securities and 6,407,484 shares of common stock being offered by the selling stockholders and to the incorporation by reference therein of our report dated February 22, 2017 (except Note 18, as to which the date is August 2, 2017), with respect to the consolidated financial statements of The New Home Company Inc. included in the Current Report on Form 8-K filed on January 22, 2018 with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Irvine, California
January 22, 2018